Exhibit 99.2

Index to Unaudited Interim Condensed Consolidated Financial Statements

F-1

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

ASSETS
Current assets:
Cash and cash equivalents	2,139	1,746
Restricted cash	311	298
Accounts receivable, net	12,395	13,154
Inventories	18,187	18,103
Amounts due from related parties	3,195	-
Deposits, prepayments and other receivables	6,257	3,480

Total current assets	42,484	36,781

Non-current assets:
Property and equipment, net	2,358	1,380
Right-of-use assets, net	804	308
Intangible assets	5,754	-
Accounts receivable, net	1,184	1,123

Total non-current assets	10,100	2,811

TOTAL ASSETS	52,584	39,592

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,220	4,631
Customer deposits	6,124	5,446
Amounts due to related parties	6,997	57
Bank borrowings	18,806	17,968
Lease liabilities	362	365
Income tax payable	100	145

Total current liabilities	37,609	28,612

Long-term liabilities:
Bank borrowings	2,905	1,887
Lease liabilities	729	180
Deferred tax liabilities	175	38

Total long-term liabilities	3,809	2,105

TOTAL LIABILITIES	41,418	30,717

Shareholders’ equity
Ordinary share, par value US$0.0005 per share, 200,000,000 shares authorized, 16,170,624 ordinary shares and 9,000,000 ordinary shares issued and outstanding	8	5
Additional paid-in capital	8,253	7,183
Accumulated other comprehensive loss	848	(127)
Retained earnings	2,057	1,814

Total shareholders’ equity	11,166	8,875

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	52,584	39,592

See accompanying notes to consolidated financial statements.

F-2

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Revenue	30,771	27,900

Cost of revenue	(24,845)	(22,103)

Gross profit	5,926	5,797

Operating cost and expenses:
Selling and distribution	(831)	(684)
General and administrative	(3,993)	(3,314)

Total operating cost and expenses	(4,824)	(3,998)

Income from operations	1,102	1,799

Other income (expense):
Interest income	30	3
Interest expense	(705)	(521)
Government grant	29	45
Gain (loss) on disposal of property and equipment	10	(3)
Foreign exchange (loss) gain, net	(210)	372
Other income	73	91

Total other expense, net	(773)	(13)

Income before income taxes	329	1,786

Income tax expense	(86)	(110)

NET INCOME	243	1,676

Other comprehensive loss:
Foreign currency translation adjustment	975	(168)

TOTAL COMPREHENSIVE INCOME	1,218	1,508

Less: Net income attributable to non-controlling interest	-	(82)

NET INCOME ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDER	1,218	1,426

Net income per share
Basic and Diluted	0.02	0.19

Weighted average number of ordinary shares outstanding
Basic and Diluted (’000)	16,170	9,000

*	These are related to the figures which are immaterial.

See accompanying notes to consolidated financial statements.

F-3

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated other		Total shareholders’ equity attributable to the	Non-	Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Retained earnings	controlling shareholder	controlling interest	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2025	9,875	5	7,183	(127)	1,814	8,875	-	8,875

Foreign currency translation adjustment	-	-	-	975	-	975	-	975
Issuance of new shares	6,295	3	1,070	-	-	1,073		1,073
Net income for the period	-	-	-	-	243	243	-	243

Balance as of June 30, 2025	16,170	8	8,253	848	2,057	11,166	-	11,166

	Ordinary Shares		Additional	Accumulated other		Total shareholders’ equity attributable to the	Non-	Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Retained earnings	controlling shareholder	controlling interest	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2024	9,000	5	1,241	(4)	1,649	2,891	160	3,051

Dividends declared to the former shareholders	-	-	-	-	(1,594)	(1,594)	-	(1,594)
Foreign currency translation adjustment	-	-	-	(168)	-	(168)	(6)	(168)
Net income for the period	-	-	-	-	1,594	1,594	82	1,676

Balance as of June 30, 2024	9,000	5	1,241	(172)	1,649	2,723	236	2,959

See accompanying notes to consolidated financial statements.

F-4

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Cash flows from operating activities:
Net income	243	1,676
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	203	50
Depreciation of right-of-use assets	193	174
Provision for impairment for estimated credit loss	135	-

Change in operating assets and liabilities:
Accounts receivable	563	(1,781)
Inventories	(84)	1,055
Deposits, prepayments, and other receivables	(2,777)	112
Accounts payable and accrued liabilities	589	(431)
Customer deposits	679	263
Income tax (payables) refund	(45)	44

Net cash (used in) provided by operating activities	(301)	1,162

Cash flows from investing activity:
Purchase of property and equipment	(1,180)	(945)

Net cash used in investing activity	(1,180)	(945)

Cash flows from financing activities:
Proceeds from bank borrowings, net	1,855	1,612
Repayment of lease liabilities	(142)	(210)
Issuance of new shares	1,073	-
Balance with related parties	(2,009)	-
Dividend payment to the ultimate holding company	-	(1,262)

Net cash provided by financing activities	777	140

Effect on exchange rate change on cash, cash equivalents and restricted cash	1,110	(210)

Net change in cash, cash equivalent and restricted cash	406	147

BEGINNING OF PERIOD	2,044	987

END OF PERIOD	2,450	1,134

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	90	129
Cash paid for interest	705	521

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	2,139	842
Restricted cash	311	292

Total cash and cash equivalents, and restricted cash	2,450	1,134

See accompanying notes to consolidated financial statements.

F-5

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

INNEOVA Holdings Limited (“INNEOVA Holdings”) is incorporated in the Cayman Islands on February 14, 2022 under the Companies Act (as revised) as an exempted company with limited liability. The Company was established under the laws of Cayman Islands on February 14, 2022, with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each.

INNEOVA Holdings, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the sale and distribution of the automotive and industrial spare parts with operations primarily based out of Singapore, and global sales primarily generated from the Middle East and Malaysia. The Company has over 40 years of experience in supplying genuine and aftermarket spare parts to on-highway applications and services on overhaul, repair and maintenance. Over the years, the Company has extended to supply the products and services to applications in the marine, energy, mining, construction, agriculture, and oil and gas industries. The business is comprised of INNEOVA Automotive Division serving the automotive sector, INNEOVA Industrial Division primarily servicing the marine, energy, mining, construction, agriculture, and oil and gas sectors and INNEOVA Engineering Division primarily servicing the marine, energy, mining, construction, agriculture, and oil and gas sectors.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

INEO Group Limited (“INNEOVA Group”)	● British Virgin Islands company ● Incorporated on November 17, 2021 ● Issued and outstanding 1,000 ordinary shares for US$1,000 ● Investment holding ● Provision of investment holding	100% owned by INEO

INNEOVA Industrial Pte Ltd (“INNEOVA Industrial”)

● Singaporean company

● Incorporated on September 1, 1999

● Issued and outstanding 650,000 ordinary shares for SGD650,000

● Manufacturing and repair of separation or mixing equipment and general wholesale trade

100% owned by INNEOVA Group

INNEOVA Automotive Pte Ltd (“INNEOVA Automotive”)

● Singaporean company

● Incorporated on January 3, 1995

● Issued and outstanding 1,000,00 ordinary shares for SGD1,000,000

● Supply a wide range of automotive spare parts and lubricants genuine and aftermarket spare parts for use in passenger and commercial on-highway vehicles

100% owned by INNEOVA Group

Autozone Automotive Pte. Ltd. (“Autozone (S)”)

● Singaporean company

● Incorporated on December 7, 2009

● Issued and outstanding 1,000,000 ordinary shares for SGD1,000,000

● Manufacturing and processing of automotive components or parts assembling re-engineering

100% owned by INNEOVA Automotive

INNEOVA Malaysia (“INNEOVA Malaysia”)	● Malaysian company ● Incorporated on December 17, 2009 ● Issued and outstanding 650,000 ordinary share for MYR650,000 ● Franchising of automotive parts retail	100% owned by INNEOVA Group

INNEOVA Engineering (“INNEOVA Engineering”)

● Singapore company

● Incorporated on April 13, 1996

● Issued and outstanding 400,000 ordinary share for SGD400,000

● Repair of machinery and equipment including gear box for use of motor vehicles, cranes and other heavy industrial equipment

100% owned by INNEOVA Group

F-6

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization, as below:-

On February 14, 2022, Soon Aik (initial shareholder) and Celestial Horizon entered into the Acquisition Agreement, pursuant to which Celestial acquired 49 shares of INNEOVA Group (representing approximately 4.9% shareholding interest in INNEOVA Group) from Soon Aik for consideration of US$0.8 million. As a term of the acquisition, Soon Aik undertakes to transfer the entire issued share capital of INNEOVA Industrial and INNEOVA Automotive to the INNEOVA Group. Following such transfer, Soon Aik owned 949 shares and Celestial Horizon owned 49 shares, respectively.

On February 17, 2022, INNEOVA Automotive entered into an instrument of transfer and bought and sold note with Soon Aik pursuant to which INNEOVA Automotive transferred its entire legal and beneficial shareholding interest in Auto Saver Pte. Ltd. to Soon Aik for nominal consideration.

On September 29, 2022, Soon Aik and INNEOVA Group entered into a sale and purchase agreement pursuant to which Soon Aik transferred its entire shareholding interest in INNEOVA Automotive to INNEOVA Group. The consideration is settled by INNEOVA Group allotting and issuing 1 share to Soon Aik, credited as fully paid.

On September 29, 2022, Soon Aik and INNEOVA Group entered into a sale and purchase agreement pursuant to which Soon Aik transferred the entire issued share capital of INNEOVA Industrial to INNEOVA Group in consideration of the allotment and issue of 1 share in INNEOVA Group to Soon Aik, credited as fully paid.

On September 29, 2022, Celestial Horizon, Soon Aik and INNEOVA Holdings entered into a reorganization agreement, pursuant to which Soon Aik and Celestial Horizon transferred their respective 951 and 49 shares (representing 95.1% and 4.9% shareholding interest in INNEOVA Group, respectively) to INNEOVA Holdings. The consideration is settled by INNEOVA Holdings issuing 8,915,624 and 459,375 Shares to Soon Aik and Celestial Horizon respectively, credited as fully paid.

On January 5, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each. On January 5, 2024 and January 18, 2024, Soon Aik surrendered in aggregate 9,272,250 ordinary shares to the Company. Celestial surrendered in aggregate 477,750 ordinary shares to the Company. Unless otherwise indicated, all references to Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the 1:2 forward stock split of our Ordinary Shares on January 5, 2024 and the shares surrendered by our existing shareholders on January 5, 2024 and January 18, 2024 as if they had occurred at the beginning of the earlier period presented.

Prior to a group reorganization, INNEOVA Group was the holding company of a group of companies comprised of INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia. INNEOVA Group held as to 95.1% by Soon Aik and 4.9% by Celestial Horizon, the latter of which is an independent third party. Upon completion of the reorganization and forward stock split, Soon Aik owns 8,559,000 shares and Celestial owns 441,000 shares of the Company respectively, and INNEOVA Group, INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia become directly/indirectly owned subsidiaries.

During the financial years presented in these consolidated financial statements, the control of the entities has remained under the control of Soon Aik. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of INNEOVA Holdings and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On April 25, 2025, SAG Holdings Limited announced that it changed its name to INNEOVA Holdings Limited (“INNEOVA Holdings” or the “Company”) and that its trading symbol would change from SAG to INEO on the Nasdaq Capital Market effective as of April 28, 2025. The name change was approved by its shareholders on March 31, 2025.

On April 30, 2025, the Company announced that it completed the acquisition of INNEOVA Engineering Pte. Ltd. (“INNEOVA Engineering”), a Singapore-based engineering solutions provider. The acquisition is part of the Company’s rebranding in connection with its recent name change and diversification of engineering solutions, including expansion into green technologies. The acquisition was approved by its shareholders on March 31, 2025 and was reviewed by a special committee of the board of directors of the Company. The agreement relating to the acquisition was provided on a Form 6-K filed by the Company on March 12, 2025. Soon Aik transferred the entire issued share capital of INNEOVA Engineering to INNEOVA Group in consideration of the allotment and issue of 6,295,624 share in INNEOVA Group to Soon Aik, credited as fully paid.

F-7

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

● Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets and impairment of long-lived assets, and deferred tax valuation allowance.

● Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Non-Controlling Interest

The Company reports non-controlling interest in its majority owned subsidiaries in the consolidated balance sheets within the shareholders’ equity section, separately from the Company’s shareholders’ equity. Non-controlling interest represents non-controlling interest holders’ proportionate share of the equity of the Company’s majority-owned subsidiaries. Non-controlling interest is adjusted for non-controlling interest holders’ proportionate share of the earnings or losses and other comprehensive income.

● Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore and Malaysia, maintain their books and record in their local currency, Singapore Dollars (“SGD”) and Malaysian Ringgit (“MYR”), respectively, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from SGD into US$ has been made at the following exchange rates for the six months ended June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024

Year-end SGD:US$ exchange rate	1.2755	1.3574
Annual average SGD:US$ exchange rate	1.3312	1.3432

F-8

Translation of amounts from MYR into US$ has been made at the following exchange rates for the six months ended June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024

Year-end MYR:US$ exchange rate	0.3015	0.2875
Annual average MYR:US$ exchange rate	0.3035	0.2846

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore and Malaysia.

● Restricted Cash

Restricted cash held by foreign subsidiaries related to fixed deposits within or more than twelve months that also serve as security and guarantees under the banking facilities.

● Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

● Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

F-9

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	3 years
Leasehold improvement	3-5 years
Tools and equipment	3 years
Furniture, fixtures and fittings	8 years
Office equipment	5-7 years
Computer equipment	3 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

● Revenue Recognition

The Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

F-10

The majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoices; and
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

The Company generally allows a 7-days’ right of return to its customers. For the six months ended June 30, 2025 and 2024, the sales returns allowance was approximately $Nil and approximately $2,957, respectively.

Certain larger customers pay in advance for future shipments. These advance payments totaled approximately $6.1 million and approximately $5.4 million as of June 30, 2025 and December 31, 2024, respectively, and are recorded as customer deposits in the accompanying consolidated balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

● Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the six months ended June 30, 2025 and 2024.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $8,559 and approximately $4,534 for the six months ended June 30, 2025 and 2024, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled.

F-11

● Comprehensive Income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2025 and 2024, the Company did not have any interest and penalties associated with tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

F-12

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore and Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended June 30, 2025 and 2024, approximately $0.2 million and approximately $0.2 million contributions were made respectively.

● Segment Reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended June 30, 2025 and 2024, the Company has three reporting business segments.

● Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

F-13

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, cash balance of approximately $2.9 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $3.1 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

● Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in MYR and SGD and a significant portion of the assets and liabilities are denominated in MYR and SGD. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and MYR and SGD. If MYR and SGD depreciates against US$, the value of MYR and SGD revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

F-14

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities on an annual basis to disclose (1) specific categories in the tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis, though retrospective application is permitted.

In July 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and certain other segment items on an interim and annual basis if they are regularly provided to the chief operating decision maker (“CODM”). This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption.

NOTE – 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue in the following table:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Sale of products, at a single point in time
INNEOVA Automotive Division	12,394	12,373
INNEOVA Industrial Division	15,446	15,499
INNEOVA Engineering Division	2,730	-

	30,570	27,892
Other (shipping charges)	201	28

	30,771	27,900

F-15

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Revenue from external customers
INNEOVA Automotive Division	12,394	12,373
INNEOVA Industrial Division	15,446	15,499
INNEOVA Engineering Division	2,730	-
Other (shipping charges)	201	28

	30,771	27,900

Cost of revenue
INNEOVA Automotive Division	9,770	9,787
INNEOVA Industrial Division	12,926	12,316
INNEOVA Engineering Division	2,149	-

	24,845	22,103

Gross profit
INNEOVA Automotive Division	2,624	2,586
INNEOVA Industrial Division	2,520	3,183
INNEOVA Engineering Division	581	-
Others (shipping charges)	201	28

	5,926	5,797

Operating expenses
INNEOVA Automotive Division	2,089	2,306
INNEOVA Industrial Division	2,016	1,692
INNEOVA Engineering Division	535	-
INNEOVA Corporate Division	184	-

	4,824	3,998

Segment results
INNEOVA Automotive Division	535	280
INNEOVA Industrial Division	504	1,491
INNEOVA Engineering Division	46	-
INNEOVA Corporate Division	(184)	-
Other (shipping charges)	201	28

	1,102	1,799

Segment assets
INNEOVA Automotive Division	14,513	15,289
INNEOVA Industrial Division	25,293	24,321
INNEOVA Engineering Division	12,778	-

	52,584	39,610

F-16

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have two reportable business segments. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Asia Pacific	25,540	21,511
Middle East, Europe and Africa	2,480	3,556
Americas	2,751	2,833

	30,771	27,900

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Non-current assets:
Accounts receivable – third parties	-	34
Accounts receivable – related parties	1,184	1,089

	1,184	1,123

Current assets:
Accounts receivable – third parties	12,417	12,757
Accounts receivable – related parties	1,892	2,062
Less: allowance for doubtful accounts	(1,914)	(1,665)

	12,395	13,154

Accounts receivable, net	13,579	14,277

The following table presents the activities in the allowance for doubtful accounts as of June 30, 2025 and December 31, 2024.

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Balance at January 1,	1,665	798
Additions	135	907
Foreign exchange translation adjustment	114	(40)

	1,914	1,665

For the six months ended June 30, 2025 and 2024, the Company made provision for estimated credit losses. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

As of June 30, 2025 and December 31, 2024, no outstanding accounts are 30 days past due.

F-17

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Parts and components	18,560	18,453
Less: reserve for obsolete inventories	(373)	(350)

	18,187	18,103

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Balance at January 1,	350	349
Additions	-	11
Foreign exchange translation adjustment	23	(10)

	373	350

For the six months ended June 30, 2025 and 2024, the Company has not recorded provision for impairment on obsolete inventories.

NOTE－6 AMOUNTS DUE FROM RELATED PARTIES

Amounts due from related parties consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Due from related parties #
- Soon Aik Global Pte. Ltd.(1)	3,140	-
- PT Heavy Machindo Diesel(2)	45	-
- EU Group Pte. Ltd.(3)	9	-
- Kiwami Corporation(2)	1	-

	3,195	-

# The related parties of the Company are as follows:

(1)	Soon Aik as the controlling shareholder of the Company
(2)	CE Neo is the sole owner of Soon Aik Holdings Pte. Ltd. (“SA Holdings”) and N-United Pte. Ltd. (“N-United”). SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd, and Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia and Kiwami Corporation in Japan.
(3)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte. Ltd., which in turn is the parent entity of EU Group Pte. Ltd. and Jurong Barrels & Drums Industries Pte. Ltd..

The amounts are unsecured, interest-free and repayable on demand.

F-18

NOTE－7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

At cost
Leasehold buildings	3,196	1,031
Leasehold improvement	186	146
Tools and equipment	53	44
Furniture, fixtures and fittings	269	299
Office equipment	37	12
Computer equipment	76	64
Motor vehicles	1,075	745
Air-conditioner	65	-
Machinery equipment	1,303	929

	6,260	3,286
Less: accumulated depreciation	(3,098)	(1,598)

Property and equipment, net	3,162	1,688

Depreciation expense for the six months ended June 30, 2025 and 2024 were approximately $0.2 million and approximately $0.2 million, respectively.

Property and equipment under finance leasing arrangements classified under motor vehicles as of June 30, 2025 and December 31, 2024 amounted to approximately $1.1 million and approximately $0.7 million, respectively. Details of such leased assets are disclosed in Note 10.

NOTE－8 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Due to ultimate holding company (dividend payable)(1)	3,848	-
Auto Saver Pte. Ltd (2)	121	-
PT Heavy Machindo Diesel (3)	10	-
EU Group Pte. Ltd.(5)	26	-
N-United Pte Ltd(3)	1,989	-
Fleetzone Autoparts (M) Sdn. Bhd.(2)	228	-
Due to directors(4)	775	57

	6,997	57

* These are related to the figures which are immaterial.

(1)	The amounts due to ultimate holding company are unsecured and not payable on demand. The ultimate holding company became a controlling shareholder of the Company.
(2)	Soon Aik, the controlling shareholder of the Company and is also the controlling shareholder of Auto Saver Pte. Ltd. and Fleetzone Autoparts (M) Sdn. Bhd..
(3)	CE Neo is the sole owner of Soon Aik Holdings Pte. Ltd. (“SA Holdings”) and N-United Pte. Ltd. (“N-United”). SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd, and Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia and Kiwami Corporation in Japan.
(4)	The amounts due to directors are unsecured, interest-free and repayable on demand.
(5)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte. Ltd., which in turn is the parent entity of EU Group Pte. Ltd. and Jurong Barrels & Drums Industries Pte. Ltd..

F-19

NOTE－9 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of repayments	Annual interest rate	As of June 30, 2025	As of December 31, 2024
			$’000	$’000

Term loans	2 to 10 years	2.00%-3.75%	6,685	3,315
Trust receipts	Within 12 months	1.65%-7.25%	14,177	16,172
Bank overdraft	Within 12 months	-%	142	-
Revolving loan	Within 12 months	6.45%	707	368

			21,711	19,855

Representing
Within 12 months			18,806	17,968
Over 1 year			2,905	1,887

			21,711	19,855

As of June 30, 2025 and December 31, 2024, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from approximately 1.65% to 7.25% and are repayable in 1 months to 10 years.

Interest related to the bank borrowings was approximately $0.7 million and approximately $0.5 million and for the six months ended June 30, 2025 and 2024, respectively.

The Company’s bank borrowings are guaranteed under personal guarantees from CE Neo, Jimmy Neo, Edward Neo and CK Neo and a corporate guaranty from Soon Aik.

NOTE－10 RIGHT-OF-USE ASSETS, NET

Right-of-use assets consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

At cost
Leasehold buildings	1,652	1,031
Less: accumulated depreciation	(848)	(723)

Right-of-use assets, net	804	308

Right-of-use assets under operating leasing arrangements classified under leasehold buildings as of June 30, 2025 and December 31, 2024 amounted to approximately $0.8 million and approximately $0.3 million, respectively.

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

F-20

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheets. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 5.0% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Assets
Finance lease, right-of-use assets, net (classified under property and equipment, net)	290	214
Operating lease, right-of-use assets, net	804	308

Total right-of-use assets, net	1,094	522

Liabilities
Current
Finance lease liabilities	70	57
Operating lease liabilities	292	308

	362	365

Non-current
Finance lease liabilities	178	142
Operating lease liabilities	551	38

	729	180

Total lease liabilities	1,091	545

As of June 30, 2025 and December 31, 2024, right-of-use assets, net were approximately $0.8 million and approximately $0.3 million, and lease liabilities were approximately $1.1 million and approximately $0.5 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets, net. The following tables summarize the lease expense for the financial years.

F-21

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Finance lease cost
Interest on lease liabilities (per ASC 842)	28	15

Operating lease cost
Operating lease expense (per ASC 842)	10	8
Short-term lease expense (other than ASC 842)	301	285

Total lease expense	339	308

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of June 30, 2025

The below table summarizes our (i) minimum lease payments over the next five financial years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next two financial periods ending June 30:

Period Ended June 30,	Operating and finance lease amount
$’000

2026	374
2027	747
Less: interest	(30)

Present value of lease liabilities	1,091

Representing
Current liabilities	362
Non-current liabilities	729

1,091

NOTE—11 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on February 14, 2022, with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

F-22

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

Dividend Distribution

On June 30, 2024, the Company approved the distribution of an interim dividend of approximately $1.6 million to the shareholders.

NOTE－12 INCOME TAXES

The provision for income taxes consisted of the following:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Current tax	61	110
Prior year tax	25	-

Income tax expense	86	110

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore and Malaysia that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

INNEOVA Holdings is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

British Virgin Islands

INNEOVA Group is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Engineering are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

F-23

The reconciliation of income tax rate to the effective income tax rate based on net income before income taxes for the six months ended June 30, 2025 and 2024, are as follows:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Net income before income taxes	690	1,859
Statutory income tax rate	17%	17%
Income tax expense at statutory rate	117	316
Tax effect of non-taxable income	44	(84)
Tax holiday	(100)	(139)
Others	25	17

Income tax expense	86	110

Malaysia

INNEOVA Malaysia is operating in Malaysia and is subject to the Malaysia tax law at the corporate tax rate at 24% on the assessable income arising in Malaysia during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on net income before income taxes for the six months ended June 30, 2025 and 2024, are as follows:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Net loss before income taxes	(90)	(73)
Statutory income tax rate	24%	24%
Income tax expense at statutory rate	(22)	(18)
Tax effect of non-taxable expenses	-	-
Tax holiday	22	18
Others	-	-

Income tax expense	-	-

* These are related to the figures which are immaterial.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Deferred tax liabilities:
Accelerated tax depreciation	174	38

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2025 and 2024, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

F-24

NOTE－13 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the six months ended June 30, 2025 and 2024, the Company was involved in certain transactions, either at cost or current market prices and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

Nature of transactions	Six Months ended June 30,
	2025	2024
	$’000	$’000

Sale of products
- INNEOVA Engineering Pte. Ltd.(4)	-	503
- Spare-Parts Zone (Australia) Pty Ltd(2)	400	206
- Branded Filters Pty Ltd(2)	301	286
- Jurong Barrels & Drums Industries Pte. Ltd.(1)	-	*
- Auto Saver Pte. Ltd.(3)	130	108
- PT Heavy Machindo Diesel(2)	296	274
- Oceania Power & Solutions Pty Ltd(2)	12	26
- Soon Aik Global Pte. Ltd.(3)	1	-

Sundry income
- INNEOVA Engineering Pte. Ltd.(4)	-	11
- Auto Saver Pte. Ltd.(3)	-	*
- Oceania Power & Solutions Pty Ltd(2)	12	12
- PT Heavy Machindo Diesel(2)	2	-

Purchases
- INNEOVA Engineering Pte. Ltd.(4)	-	247
- Branded Filters Pty Ltd(2)	147	1
- PT Heavy Machindo Diesel(2)	643	616
- Oceania Power & Solutions Pty Ltd(2)	12	44
- Jurong Barrels & Drums Industries Pte. Ltd.(1)	-	*
- Auto Saver Pte. Ltd.(3)	1	-

Expenses
- EU Group Pte. Ltd.(1)	275	272
- Branded Filters Pty Ltd(2)	*	*
- INNEOVA Engineering Pte. Ltd.(4)	-	11
- Soon Aik Global Pte. Ltd.(3)	89	71
- Auto Saver Pte. Ltd.(3)	124	152
- PT Heavy Machindo Diesel(2)	-	*
- N-United Pte Ltd(2)	18	-
- Fleetzone Autoparts (M) Sdn. Bhd.(3)	14	12

*	These are related to the figures which are immaterial.

The related parties are controlled by the common directors of the Company as follows:

(1)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte. Ltd., which in turn is the parent entity of EU Group Pte. Ltd. and Jurong Barrels & Drums Industries Pte. Ltd..
(2)	CE Neo is the sole owner of Soon Aik Holdings Pte. Ltd. (“SA Holdings”) and N-United Pte. Ltd. (“N-United”). SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd. Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia.
(3)	Soon Aik, the parent entity of the Company and is also the parent entity of Auto Saver Pte. Ltd. and Fleetzone Autoparts (M) Sdn. Bhd..
(4)	Power Trans Engineering Pte. Ltd. is now known as INNEOVA Engineering Pte. Ltd. and in 2025, the Company acquired 100% stake in INNEOVA Engineering Pte. Ltd. from Soon Aik.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

F-25

NOTE－14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2025 and 2024, there is no single customer who accounted for 10.0% or more of the Company’s revenues.

(a)	Major vendors

For the six months ended June 30, 2025 and 2024, the vendor who accounted for 10.0% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	2025		2024
	%	$’000%		$’000

Vendor A	19.7	2,965	22.3	476

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of SGD100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, cash balance of approximately $2.9 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $3.1 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
●	Internal credit rating
●	External credit rating and when necessary

F-26

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of June 30, 2025 and December 31, 2024, there was a single customer whose account receivable balances is amounted to approximately 17.5% and 19.8% of total consolidated amounts, respectively.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of June 30, 2025 and December 31, 2024, the bank borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore and Malaysia. Accordingly, the political, economic, and legal environments in Singapore and Malaysia, as well as the general state of Singapore and Malaysia’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady. Therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of SGD and MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

There is still significant uncertainty over the future development of the outbreak as to the duration of the pandemic and the global situation remains very fluid at the date of these financial statements approved. Management is closely monitoring the Company’s businesses activities and has taken certain measures to ensure the Company has sufficient working capital to continue providing services to the ultimate holding company and to settle all its obligations.

Potential impact to the Company’s results of operations for 2025 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2026.

NOTE－15 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of June 30, 2025 and December 31, 2024, the Company has no material commitments or contingencies.

NOTE－16 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2025, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

F-27